Exhibit 8

Subsidiaries

Company	Country of Incorporation
Volume Jet Trading Inc.	Marshall Islands
Nirvana Product Trading Inc.	Marshall Islands
King Of Hearts Inc.	Liberia
Tankpunk Inc.	Marshall Islands
Intercontinental Crude And Product Enterprises Inc.	Marshall Islands
Petroleum Trading And Shipping Inc.	Marshall Islands
Clean Power Inc.	Liberia
Mr. Roi Inc.	Marshall Islands
Blue Oddysey International Inc.	Marshall Islands
Haven Exotic Trading Inc.	Marshall Islands
Aquatic Success International Inc.	Liberia
Alpine Hydrocarbons Inc.	Marshall Islands